Contact

www.linkedin.com/in/lanec (LinkedIn)
www.lanecampbell.com (Personal)

Top Skills

Information Technology
Python
Network Security

Languages

HTML (Full Professional)
PHP (Full Professional)
Python (Full Professional)
MySQL (Full Professional)
PostgreSQL (Full Professional)
Asterisk (Native or Bilingual)
FreeSwitch (Full Professional)

Certifications

Web Engineering with Python and Web2py

Honors-Awards

2013 CRN NEXT-GEN 250 - One of Top 250 Fastest Growing IT Companies

2012 CRN NEXT-GEN 250 - One of Top 250 Fastest Growing IT Companies

Publications

The Enterprise Cloud War: Google And Microsoft Partners Weigh In

Google Beefs Up Compute Engine

New Cloud Tiers Position Rackspace For More Managed Services Offerings

Make a Lasting Impression in Under 5 Minutes: 14 Ideas

13 Things Not to Do at a Networking Event, Ever

Lane Campbell

Real Estate and Technology Leader / Impact.win / Politics.ai / AI / ML / Quantum Computing / Blockchain / Public and Private Leadership /

Greater Cleveland

Summary

The people who have turned to me for advice are the same people that at the time were consulting for the leadership of companies that do over $140B in annual revenue.

Experience

Boulevard Impact Group

Principal
September 2021 - Present (2 years 5 months)
Dayton, Ohio, United States

Real Estate, Private Equity, & Impact.

FBI - InfraGard

Member
March 2016 - Present (7 years 11 months)
Chicago

InfraGard is a partnership between the FBI and the private sector. It is an association of persons who represent businesses, academic institutions, state and local law enforcement agencies, and other participants dedicated to sharing information and intelligence to prevent hostile acts against the U.S.

Founder Institute

Mentor
March 2016 - Present (7 years 11 months)

Founder Institute Mentors provide the support, feedback, and guidance to help early-stage founders.

Govsoft

Principal
August 2020 - Present (3 years 6 months)
Cleveland, Ohio, United States

Patents

Decentralized Identity & Network for Consumer-Controlled Data Management

Govsoft is an American technology firm. As a firm, we offer leading experts in technology with bold thinking, inspired people, and a passion for results that come together for extraordinary impact.

Forbes Technology Council

Founding Member

September 2015 - Present (8 years 5 months)

Forbes Technology Council is an invitation-only organization comprised of elite CIOs, CTOs and technology executives.

http://forbestechcouncil.com/

Ithaca College

Member of the Advisory Board for the Customer Experience Certificate Program

April 2022 - Present (1 year 10 months)

New York, United States

Mercy University

Advisory Committee Member for the Customer Experience Certificate Program

December 2023 - Present (2 months)

HelloWoofy.com

Member Board Of Directors

July 2022 - Present (1 year 7 months)

New York, New York, United States

Supporting the CEO of Woofy with however I can be helpful as they make their dent in the universe.

YEC

Member

December 2013 - Present (10 years 2 months)

The YEC is a highly selective, invite-only group of like minded peers from nearly every industry. As a group work done by the YEC has been honored by Nasdaq, The White House and has been recognized in media outlets worldwide.

June, Inc.

Founder

June 2015 - Present (8 years 8 months)

Delaware, United States

Give me six hours to chop down a tree and I will spend the first four sharpening the axe.

Visit our site http://www.june.win to sign up for updates.

I walk slowly, but I never walk backwards.
ductus exemplo

Abstraction
Principal
March 2021 - Present (2 years 11 months)
Cleveland, Ohio, United States

Data Bancorp
Principal
September 2021 - Present (2 years 5 months)

GovBuddy
CIO
January 2013 - Present (11 years 1 month)
Sacramento, California Area

GovBuddy.com is now powered by the Politics.ai artificial intelligence engine.
Trusted by the biggest brands in the world for over half a century.

Hobbyist, LLC
IGEIT
September 2023 - Present (5 months)

In a galaxy far and vast, where pixels and joysticks are a blast,
A title I wear, unique and rare,
Not a king, not a knight, but something with flair.
I'm training for a role, grand and elite,
Can you guess my title? It's I.G.E.I.T

Terasynth
Board Member
September 2022 - September 2023 (1 year 1 month)

Member of the Board of Directors

Entanglement Institute, Inc.

Advisor
July 2019 - July 2022 (3 years 1 month)
Newport, Rhode Island

Quantum computing facility that is a private/public venture.

Vue Ventures
CTO
May 2015 - May 2022 (7 years 1 month)
Chicago, IL

I lend my expertise to the operations of Vue Ventures, an early stage venture fund founded by serial entrepreneurs.

Unitychain
Advisor
August 2019 - November 2020 (1 year 4 months)
San Francisco Bay Area

Worlds most performant blockchain. A decentralized identity powered blockchain that is GDPR compliant.

iSocialy, Inc.
Member Board Of Directors
October 2018 - October 2020 (2 years 1 month)
Greater New York City Area

Member of the Board of Directories for the publicly traded company iSocialy, Inc.

Accredited Health
Co-Founder
February 2018 - October 2020 (2 years 9 months)
Los Altos, California

Helping healthcare payers and providers with scientifically exact predictions using artificial intelligence.

Lean Startup Co.
Advisor
September 2017 - September 2020 (3 years 1 month)
San Francisco Bay Area

Paro.io
Advisor
September 2016 - September 2020 (4 years 1 month)

Greater Chicago Area

Advisor to the CEO.

PRÊTE

Advisor

May 2017 - June 2019 (2 years 2 months)

PRÊTE partners with high-end salons all over the country to book you blowouts at the salons closest to you at the time you want. PRÊTE Concierges will find you a 5 star salon spot anytime you'd like, in any of our markets.

BAX

Advisor

February 2018 - May 2019 (1 year 4 months)

BAX helped startups raise capital.

Crooru

Interim CTO

October 2017 - October 2018 (1 year 1 month)

Crooru aims to become the first on-demand platform to allow multiple agencies to share qualified Caregiver talent in the Post-Acute and Long -Term Care market.

fastAdvocate

COO

January 2016 - December 2017 (2 years)

Sacramento, California Area

Mobile First Grassroots Lobbying Software

Chipy Web SIG (Python Study Group)

Organizer

March 2015 - December 2015 (10 months)

Chicago, IL

This began in my home as the Chicago Django Study Group and ran as a weekly meeting. In 2015 it was adopted by Chipy (Chicago Python). When started it was purposefully held as an unstructured meetup for students to learn Django together. This loosely defined group of individuals were either working on their own projects or looking to learn an important life skill.

In 2016 it was picked up by the Systems Team at Vokal to become the Chipy Web SIG.

ManhattanDigest
Co-Founder / CTO
January 2013 - October 2015 (2 years 10 months)
New York

*DIVESTED October 2015

ManhattanDigest.com is a new online only publication that brings our visitors the latest Entertainment, Fashion and Celebrity Gossip updates. Ryan Shea serves as the editor-in-chief of this new media outlet. Ryan began his work online with Examiner and AOL before starting ManhattanDigest.com with Co-Founder Lane Campbell. Lane has been working in startups for the past 10 years and helped launch ManhattanDigest.com with a scalable infrastructure that can handle the overwhelming traffic the site has seen since it's launch. Within less than 6 months ManhattanDigest.com received over 100,000 unique visitors and had over 100 contributing writers. By October 2015 ManhattanDigest.com had received over 1M unique viewers and spawned a following in NYC.

Durmic Consulting
Member of the Board
May 2014 - September 2015 (1 year 5 months)

Provided general business counsel to the executive team.

RSCU
Founder
January 2013 - March 2015 (2 years 3 months)
Chicago, IL

ACQUIRED March 2015

RSCU is Powerful Enterprise Backup Software. Backup all your data with RSCU to ensure your business is safe in a disaster. Unlike other cloud backup software RSCU does data encryption on your computer, this allows the data to be stored in a more affordable commoditized manner. RSCU does Compression, Deduplication, and byte level incremental backups.

Syntress Staffing
CEO
May 2014 - February 2015 (10 months)

DIVESTED in February 2015

Syntress Staffing provided staffing, cloud, development and telecom services for customers.

Syntress
CEO and Founder
February 2011 - May 2014 (3 years 4 months)

ACQUIRED May 2014

Syntress, LLC was ranked by CRN as one of the NextGen 250 in 2012 and 2013 demonstrating our remarkable growth in the industry.

ChicagoMicro
CIO/CTO
2011 - April 2013 (2 years)
Arlington Heights

ACQUIRED August 2013

I served the teams at ChicagoMicro with both technical and operational expertise.

Hosted VoIP Provider
Managing Partner and Chief Technology Officer
April 2007 - February 2011 (3 years 11 months)

DIVESTED in February 2011

Lane Campbell served as the Managing Partner from mid-2007 into early-2010 when Mr. Campbell adopted the role of CTO. In early 2011 Mr. Campbell sold all of his equity.

Throughout his time here Mr. Campbell was responsible for managing a team of engineers located in different states; this engineering team served many roles for the company. Under Mr. Campbell's direction, the company offered a support helpdesk for small businesses, launched innovative web projects, engineered business network solutions and built a nation wide VoIP network.

Paramount Payroll
Chief Technology Officer
November 2008 - November 2009 (1 year 1 month)

Please inquire directly to learn more about my role with Paramount Payroll.

Education

Massachusetts Institute of Technology

EDx Online Program, Quantum Computing · (2018 - 2018)

University of Cincinnati

Engineering · (2003 - 2007)

Solon High School

High School · (1999 - 2003)